EXHIBIT 4.28

Supplementary Agreement

Transferor: Zhejiang Farmmi Agricultural Science and Technology Group Co., Ltd

Address: Room 1804-2, Dikai Ginza, Jianggan District, Hangzhou City, Zhejiang Province

Transferee: Zhejiang Jingcai Industrial Co., Ltd

Address: Room 307, No. 7, Fuxing East Road, Hongxing Street, Jingning She Autonomous County, Lishui City, Zhejiang Province

Target company: Zhejiang FLS Mushroom Co., LTD

Address: No. 888, Tianning Street, Liandu District, Lishui City, Zhejiang Province

Where as:

1. On September 30,2022, the transferor and the transferee signed the Share Transfer Agreement. According to the agreement, the transferor will transfer 100% of the share of the target company held by it to the transferee, at the transfer consideration of RMB 24,100,000. The transferee also agreed with the transaction, therefore the transferee will bear a debt of RMB 24,100,000 to the transferor;

2. At the same time, as of the time of the share transfer, the Target Company has a creditor's right of RMB 24,052,196.89 to the transferor.

Accordingly, in order to facilitate the payment of the share transfer price and reduce the risks in the settlement, the parties hereto enter into the following Supplementary Agreement on the payment of the transfer consideration:

1. The Target Company agrees to offset the share transfer consideration of RMB 24,100,000.00 payable by the Transferee to the Transferor with its creditor's right of RMB 24,052,196.89 to the Transferor; After the above creditor's rights and debts are offset, the transferee shall also pay the transferor RMB 47,803.11.

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2. The transferee shall pay the share transfer price of RMB 47,803.11 to the transferor in one lump sum within 15 days after the share transfer of the Target Company to its name (counting from the date of obtaining the new business license after the change of the Target Company). After the transferee pays the completed price, then the full consideration for the share transfer is settled.

3. After the completion of the share transfer, the creditor's rights and debts between the transferee and the target company shall be adjusted by the transferee in accordance with this Agreement.

4. This Supplementary Agreement is an effective supplement to the Share Transfer Agreement and is an integral part of the Share Transfer Agreement. In case of any inconsistency between this Supplementary Agreement and the Share Transfer Agreement, the Supplementary Agreement shall prevail. Matters not agreed upon in this Supplementary Agreement shall still be performed as agreed upon in the Share Transfer Agreement.

5. This Agreement shall come into force upon being signed and sealed by all parties. It is made in triplicate, with each party holding one copy and each copy having the same effect.

Transferor: Zhejiang Farmmi Agricultural Science and Technology Group Co., Ltd

Authorized representative:

Transferee: Zhejiang Jingcai Industrial Co., Ltd

Authorized representative:

Target company: Zhejiang FLS Mushroom Co., LTD

Authorized representative:

Signed on: September 30,2022

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